August 7, 2012
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549 Attention: Larry Spirgel, Assistant Director

RE:	Glowpoint, Inc. Form 10-K Filed March 8, 2012 Schedule 14A
Filed April 12, 2012
File No. 001-35376

Dear Mr. Spirgel,
On behalf of Glowpoint, Inc. (the “Company”, “we”, “us” or “our”), set forth below are responses to the Staff’s comments dated July 30, 2012 relating to the above-captioned Annual Report on Form 10-K (the “Annual Report”) and Schedule 14A (the “Proxy Statement”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

General

1. We note that throughout your filing you rely on marketing language to describe your business. For example, you refer to yourself as the only “pure play” service provider in the video space and a “go-to” service provider. In your future filings, please eliminate the use of marketing language in your periodic filings or, alternatively, define the terms and explain how they are relevant to your business and investors.

Response:

The Company acknowledges the Staff’s comment and, in future filings, we will not rely on marketing language in the description of our business, or, to the extent we do, we will define the terms and explain how they are relevant to our business and investors.

Business, page 1

2. We note that your services can be private labeled by other service providers. In future filings, please expand your disclosure on this aspect of your business to identify the aggregate number of customer that utilize your services on a private label basis and the percentage of your revenue you derive from your private label and wholesale programs here and in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company acknowledges the Staff’s comment and, in future filings, we will expand our disclosure on our services that are private labeled by other service providers to identify the aggregate number of customers that utilize our services on a private label basis and the percentage of our revenue derived from our private label and wholesale programs, both in the description of our business and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

3. In your future filings, please describe the structure and function of your Video Network Operation Centers (VNOCs) and Point-of-Presence (PoPs). In addition, please disclose the locations of each VNOC and Point-of-Presence. To the extent disclosure of each location would be burdensome, please provide information on an aggregate basis based on geographic location (e.g. continent by continent).

Response:

The Company acknowledges the Staff’s comment and, in future filings, we will describe the structure and function of our Video Network Operation Centers (VNOCs) and Point-of-Presence (PoPs). The Company presently has three VNOCs and three PoPs. In future filings, we will disclose the location of each VNOC and POP, unless such disclosure becomes burdensome, in which case, we will provide such information on an aggregate basis based on geographic location.

4. We note your disclosure the OpenVideo is designed to connect video users all over the world. In your future filings, please revise your disclosure to clarify whether OpenVideo is compatible with other third-party video communications software, including whether your business-to-business services work across platforms or are limited to other OpenVideo users.

Response:

The Company acknowledges the Staff’s comment and confirms that OpenVideo™ is compatible with third-party video communications software and the Company’s business-to-business services work across platforms. In future filings, we will disclose the foregoing in the description of our business.

Risk Factors, page 9

If our actual liability for sales and use taxes…,page 10

5. We note your disclosure that, historically, you were not properly collecting and remitting taxes and regulatory fees. Please tell us when you discovered this oversight and the steps you have taken to address it. Please confirm that you are now properly collecting and remitting taxes and regulatory fees. In addition, please tell us whether your chief executive officer and chief financial officer considered this failure to collect and remit taxes and regulatory fees when they assessed your internal controls over financial reporting. If so, please tell us how it was considered.

Response:

As the Staff is aware from review of the Company’s public disclosure, the Company previously filed a Current Report on Form 8-K on September 25, 2006 and on October 27, 2006 to disclose the discovery of liabilities related to tax and regulatory matters (the “Form 8-Ks”). In addition, the failure to recognize obligations for sales and use taxes and certain regulatory fees and disclose such obligations was identified as a significant deficiency included in Item 9A in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Following its discovery, this significant deficiency was cured as described below.

By way of background, since September 2003, the Company has only been providing managed video communications services (“Video Services”). Prior to September 2003, the Company sold videoconferencing equipment and, prior to March 2003, sold audiovisual equipment.  In September 2003, the Company sold and divested its video solutions equipment, service and sales business (“VS Business”), and in March 2003, the Company also sold and divested its audiovisual business (“AV Business”).  The Company historically collected and remitted sales taxes related to the VS Business and AV Business, but did not do so for

its Video Services.  Because the Company’s Video Services constitute “information services” (as defined by the Communications Act of 1934, as amended) that are not subject to Universal Service Fund (“USF”) fees, as opposed to “telecommunications services” that are subject to USF fees, the Company believed that the Video Services were also not subject to state sales taxes.

As disclosed in the aforementioned Form 8-Ks, in September 2006, the Company received a Consolidated Statement of Tax Liabilities for New York State relating to its predecessor entity which implied an overdue sales and use tax liability for the period from January 1, 1998 through May 18, 2000.  The receipt of this statement prompted the Company to launch an investigation and reevaluate its sales tax position along with the computation of potential liabilities using the assumption that sales of Video Services were in fact subject to sales and use taxes in certain states.  The Company engaged Grant McCarthy Group, LLC sales tax and regulatory fee advisors to assist in the investigation and to determine any potential sales tax and regulatory fee liability for the periods beginning in the year 2003 through September 30, 2006, when the Company began computing, collecting, and remitting taxes using Tax Partners/Thomson Reuters, a third party commercial tax rating service company as part of its monthly service billing process.

As a result of the aforementioned investigation and evaluation the Company began a process in 2007 of proactively contacting various taxing authorities and entering into voluntary disclosure agreements for potential tax liabilities. This process resulted in a number of settlements with several state tax authorities and the Company currently believes there are no additional liabilities beyond those already identified and satisfied. Since the evaluation and investigation processes for taxation for each month’s billing cycle using a third party commercial tax rating service company have been in place, along with checks and balances and internal controls, the Company believes that we have and continue to properly collect and remit all applicable taxes and regulatory fees.

The Company’s current certifying officers continue to maintain internal controls and checks and balances. Testing of the Company’s controls are performed by both internal and external sources including its annual Sarbanes Oxley testing of internal controls over financial reporting. In addition to annual testing of controls, the Company’s monthly billing process includes tax rating from its current commercial tax rating service provider. These processes, checks and balances, and controls provide current management with reasonable assurance that the Company is currently collecting and remitting the appropriate taxes and regulatory fees.

We rely on a limited number of customers…,page 13

6. We note your disclosure that your agreements may be canceled for a material breach or “other reasons outside of our control.” In your future filings, please disclose the other reasons your customer agreements may be canceled.

Response:

The Company acknowledges the Staff’s comment and will expand upon the information within this existing risk factor disclosure in Item 1A of future form 10-K filings to include the following additional disclosure.

…Our agreements with these customers may be cancelled if we materially breach the agreement or for other reasons outside of our control such as insolvency or financial hardship that may result in a customer filing for chapter 11 bankruptcy court protection against unsecured creditors.

We experience material disconnections…, page 13

7. In your future filings, please expand your disclosure here and in your business section to disclose the material terms of your agreements with your customers, including average duration, termination rights and any disconnection fees payable by customers.

Response:

The Company acknowledges the Staff’s comment and will expand upon the information within this existing risk factor disclosure and include in the business section of future form 10-K filings, to include the following additional disclosure.

…This need is made more critical as the company experiences disconnections of services, which may occur if we materially breach the agreement or for other reasons outside of our control such as insolvency or financial hardship that may result in a customer filing for chapter 11 bankruptcy court protection against unsecured creditors.

…The disconnection of services by our significant customers or by several of our smaller customers could have a material adverse effect on our business, financial condition and results of operations. Service contract durations and termination liabilities are defined within the terms and conditions of our services to our customers. The average contract term length for our current customers that are under contract is approximately 22 months and changes as we add, remove, or renew contracts with customers. Termination of services in our existing agreements require a minimum of 30 days notice and are subject to early termination penalties equal to the amount of accrued and unpaid charges including the remaining term length multiplied by any fixed monthly fees. The standard form of service agreement with Glowpoint includes an auto-renewal clause for a minimum of 12 months at end of each term if the customer does not choose to terminate service at that time. Certain customers and partners negotiate master agreements with custom termination liabilities that differ from our standard form of service agreement. Approximately 37% of our current revenues are subject to master agreements with termination rights and liabilities that range from a minimum of 3 to 12 months early termination penalties in the event of early termination prior to contract expiration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

8. In future filings, please enhance your MD&A to discuss known trends, demands, commitments, events or uncertainties which have had a material effect on your period-to-period financial condition or results of operations. For example, we note that customer disconnects has a material effect on network services revenue in 2011. However, you do not provide a thorough discussion of how you believe this known trend will affect your revenues or income in future periods. Further, we note that reduced operating expenses have contributed to your increase in net income in 2011. However, you do not discuss specific actions you have taken to reduce expenses or whether this reduction in expenses is expected to continue as a result of structural changes to your operations. Note that disclosure is mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on your financial condition or results of operations.

Response:

The Company acknowledges the Staff’s comment and, in future filings, we will discuss in Management’s Discussion and Analysis of Financial Condition known trends, demands, commitments, events or uncertainties which have had or are reasonably likely to have a material effect on the Company’s period-to-period financial condition or results of operations.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Other Matters, page 9

9. We note that you only provide compensation disclosure for two named executive officers. Pursuant to Item 402(m)(2), you are required to provide disclosure for your principal executive officer and your two most highly compensated executive officers, other than your PEO, who were serving as executive officers as of the end of the last completed fiscal year, provided, however, that no disclosure need be provided for any executive officer whose total compensation does not exceed $100,000. Please tell us why you provided compensation disclosure for only one named executive officer other than your PEO. We note that, on March 12, 2012, Michael Hubner entered into an Amended and Restated Employment Agreement to serve as your general counsel with an annual salary in excess of $100,000 per year.

Response:

The Company acknowledges the Staff’s comment and the requirements of Item 402(m)(2) of Regulation S-K, and confirms that, as of the last day of the fiscal year ended December 31, 2011, the Company had only two designated executive officers, its PEO, Chief Executive Officer and President, Joseph Laezza, and its Chief Financial Officer, John R. McGovern. In the beginning of 2012, the Board of Directors of the Company, during its annual assessment of the Company’s management structure and review of the various duties and responsibilities of its employees as they evolve from year to year, determined that the General Counsel and Corporate Secretary of the Company, Michael Hubner, would be deemed an executive officer for purposes of the Company’s public company reporting requirements. Mr. Hubner’s amended and restated employment agreement reflecting this determination was filed with the Company’s Quarterly Report on Form 10-Q on May 10, 2012.

10. You state that Messrs. Laezza and Govern are entitled to bonuses based on the achievement of a combination of personal and corporate goals. In future filings, please discuss within this section the quantitative/objective performance targets and threshold levels that the compensation committee set for these bonus payments and the company and named executive officer’s, respective, performance relative to such targets.

Response:

The Company acknowledges the Staff’s comment and, in future filings, we will discuss the quantitative/objective performance targets and threshold levels that the Compensation Committee of the Company’s Board of Directors has set for bonus payments for the Company’s named executive officers, and the Company’s and each named executive officer’s respective performance relative to such targets.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (908) 376-2101, or our outside counsel, Todd E. Mason of Thompson Hine LLP at (212) 908-3946, with any comments or questions regarding the Annual Report or the Proxy Statement, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Joseph Laezza

Joseph Laezza

cc:    Tolga Sakman, Interim Chief Financial Officer
Nicole Pullis, Corporate Controller

Todd E. Mason, Partner, Thompson Hine LLP